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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2005

Commission File Number:  000-50393

                                 NEUROCHEM INC.

                          275 Armand-Frappier Boulevard
                                  Laval, Quebec
                                     H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F. Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                  Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                  Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                  Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      NEUROCHEM INC.
June 9, 2005

                                By:   /s/  David Skinner
                                      ------------------------------------------
                                      David Skinner
                                      General Counsel and Corporate Secretary

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[Neurochem(Logo)]
________________________________________________________________________________

For information, please contact:

Lise Hebert, PhD                                           Tel: (450) 680-4572
Vice President, Corporate Communications                   lhebert@neurochem.com
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             NEW FIBRILLEX(TM) DATA PRESENTED AT THE MEETING OF THE
                   EUROPEAN LEAGUE AGAINST RHEUMATISM (EULAR)

VIENNA (AUSTRIA), JUNE 9, 2005 -- Further analyses of the results of Neurochem's Phase II/III clinical study for Fibrillex(TM), an investigational product candidate for the treatment of Amyloid A (AA) Amyloidosis, were presented today at the European League against Rheumatism (EULAR) meeting by Philip N. Hawkins, Ph.D., FRCP, an investigator in the Phase II/III clinical trial, Professor of Medicine, Department of Medicine, Royal Free and University College Medical School, Clinical Director, National Amyloidosis Centre, Royal Free Hospital, London, UK. AA Amyloidosis is a rare disease that is a consequence of chronic inflammatory diseases like rheumatoid arthritis and Familial Mediterranean Fever and frequently progresses to end-stage renal failure and death. There is no specific treatment approved for use.

New data and a post-hoc analysis on Neurochem's Phase II/III trial's primary endpoint, using the Cochran-Mantel-Haenszel means row score test, looked at the number of events in the two treatment groups (Fibrillex(TM) versus placebo) at each study visit post-baseline. This analysis(1) suggests that treatment with Fibrillex(TM) results in an early clinical effect, with fewer patients being classified as "worse", which is seen as early as the first post-baseline assessment at Month 4 (p-value of 0.003). The analysis also indicates a clinical effect with Fibrillex(TM) at 8 months (p-value of 0.003), 12 months (p-value of 0.005), 16 months (p-value of 0.046), 20 months (p-value of 0.031) and 24 months (p-value of 0.063) of treatment.

Professor Hawkins also reported that Fibrillex(TM) reduced by 54% the relative risk for AA Amyloidosis patients of doubling their serum creatinine (p-value of 0.027), reduced by 50% the relative risk of a 50% decrease in their creatinine clearance (p-value of 0.011), and reduced by 46% the relative risk of them progressing to end-stage renal disease/dialysis (p-value of 0.20), all as compared to placebo. Fibrillex(TM) reduced the relative risk of occurrence of a first event of renal decline by 44% (p-value of 0.021, 95% C.I. 0.34 - 0.92). The relative risk of death (all-cause mortality) appeared unaffected.

(1) p-value not adjusted for multiplicity of comparison

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The Phase II/III clinical trial involved 183 patients (89 on Fibrillex(TM), 94 on placebo) in 13 countries, and was a randomized, double-blind, placebo-controlled, and parallel-design study.

The data suggest Fibrillex(TM) is well tolerated. The most frequent adverse events experienced by the patients in this study were of gastrointestinal origin and infections. The incidence of treatment-emergent adverse events (all causalities) in patients on Fibrillex(TM) was comparable to placebo.

"The data suggests that Fibrillex(TM) delays progression of renal disease in patients with AA Amyloidosis while showing a relatively benign safety profile," said Professor Hawkins. "To a patient facing this disease, it matters whether renal decline can be delayed. The early and apparently sustained clinical effect on kidney function by Fibrillex(TM) is encouraging. Furthermore, if the threshold for a decrease in creatinine clearance or for an increase in serum creatinine is lowered moderately, the primary endpoint approaches statistical significance," he added.

Earlier this week, other results on Neurochem's study were presented at the European Renal Association-European Dialysis and Transplant Association (ERA-EDTA) conference in Istanbul, Turkey. Two distinct pre-specified statistical methods of analysis of the primary endpoint were conducted. The first analysis showed that there were 13.4% fewer patients who worsened in the Fibrillex(TM) group compared to placebo (p-value of 0.063, adjusted for renal status at baseline). The additional pre-specified analysis indicated that Fibrillex(TM) reduced the risk of renal decline or all-cause mortality by 42% (p-value of 0.025, 95% CI 0.366-0.934). However, Fibrillex(TM) did not achieve the study's pre-specified p-value of 0.01 on the primary endpoint. Additional data were also released at the ERA-EDTA conference on secondary endpoints of efficacy of the Phase II/III trial indicating that Fibrillex(TM) reduced the risk of renal decline events in AA Amyloidosis patients.

POSTER PRESENTATION

A poster was also presented at EULAR today by Bouke P.C. Hazenberg, MD, an investigator in the Phase II/III trial, Division of Rheumatology, Department of Medicine, University Hospital Groningen, Netherlands. Professor Hazenberg presented results of a sub-study of the Phase II/III trial to assess the presence/absence of AA amyloid in abdominal fat tissue in the two treatment groups during the two year trial. The results suggest that detection of AA amyloid in fat aspirates in patients with symptomatic AA Amyloidosis is an easy and sensitive method to confirm a diagnosis of AA Amyloidosis but does not appear to be useful in monitoring the progression of the disease.

ABOUT FIBRILLEX(TM)

Fibrillex(TM) is an oral investigational product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation. It has received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe.


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Fibrillex(TM) also has been accorded "Fast Track Product" designation by the
U.S. Food and Drug Administration (FDA) and has been selected by the Cardio-Renal Drug Product Division of the FDA to be part of the Continuous Marketing Applications Pilot 2 Program.

ABOUT AA AMYLOIDOSIS

AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions, ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is renal dysfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients. End-stage renal failure is the main cause of death in 40-60% of cases. The median survival time from diagnosis varies from 2 to 10 years depending on the stage of the disease at the time of diagnosis. No specific treatment is currently available for this orphan disease.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
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This news release contains forward-looking statements regarding Fibrillex(TM), as well as regarding continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. Even if all the endpoints sought in the clinical trials were met


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(which is not certain), there is no certainty that regulators would ultimately approve Fibrillex(TM) for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Further, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.